SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 11)1

                               RONSON CORPORATION
--------------------------------------------------------------------------------
                                (Name of issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------

                         (Title of class of securities)

                                   776338 20 4
--------------------------------------------------------------------------------
                                 (CUSIP number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                 March 17, 2000
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

         Note. six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 9 Pages)

                             Exhibit Index on Page 6
--------
     1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

                  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------------------                       --------------------------
CUSIP No.  776338 20 4                   13D          Page 2 of 9 Pages
-------------------------------                       --------------------------

================================================================================

     1       NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                      STEEL PARTNERS II, L.P.
--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3       SEC USE ONLY

--------------------------------------------------------------------------------
     4       SOURCE OF FUNDS
                      WC
--------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEM 2(d) OR 2(e)                                   / /
--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OR ORGANIZATION

                      DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF           7         SOLE VOTING POWER
   SHARES
BENEFICIALLY                            316,199
  OWNED BY     -----------------------------------------------------------------
    EACH
 REPORTING
PERSON WITH
                     8         SHARED VOTING POWER

                                        -0-
               -----------------------------------------------------------------
                     9         SOLE DISPOSITIVE POWER

                                        316,199
               -----------------------------------------------------------------
                    10         SHARED DISPOSITIVE POWER

                                        -0-
--------------------------------------------------------------------------------
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      316,199
--------------------------------------------------------------------------------
     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES                                                          / /
--------------------------------------------------------------------------------
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      9.9%
--------------------------------------------------------------------------------
     14      TYPE OF REPORTING PERSON

                      PN
================================================================================

-------------------------------                       --------------------------
CUSIP No.  776338 20 4                   13D          Page 3 of 9 Pages
-------------------------------                       --------------------------

================================================================================

     1      NAME OF REPORTING PERSONS
            S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                     WARREN LICHTENSTEIN
--------------------------------------------------------------------------------
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3      SEC USE ONLY

--------------------------------------------------------------------------------
     4      SOURCE OF FUNDS
                     00
--------------------------------------------------------------------------------
     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEM 2(d) OR 2(e)                                    / /
--------------------------------------------------------------------------------
     6      CITIZENSHIP OR PLACE OR ORGANIZATION

                     USA
--------------------------------------------------------------------------------
 NUMBER OF          7         SOLE VOTING POWER
   SHARES
BENEFICIALLY                           316,199
  OWNED BY       ---------------------------------------------------------------
    EACH
 REPORTING
PERSON WITH
                    8         SHARED VOTING POWER

                                       - 0 -
                 ---------------------------------------------------------------
                    9         SOLE DISPOSITIVE POWER

                                       316,199
                 ---------------------------------------------------------------
                   10         SHARED DISPOSITIVE POWER

                                       - 0 -
--------------------------------------------------------------------------------
     11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     316,199
--------------------------------------------------------------------------------
     12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES                                                           / /
--------------------------------------------------------------------------------
     13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     9.9%
--------------------------------------------------------------------------------
     14     TYPE OF REPORTING PERSON

                     IN
================================================================================

-------------------------------                       --------------------------
CUSIP No.  776338 20 4                   13D          Page 4 of 9 Pages
-------------------------------                       --------------------------


         The following constitutes Amendment No. 11 to the Schedule 13D filed by the undersigned (the "Schedule 13D"). Except as specifically amended by this Amendment No. 11, the Schedule 13D remains in full force and effect.

Item 4 is hereby amended to add the following

Item 4.           Purpose of Transaction.

                  On March 17, 2000 the Reporting Persons sent a letter to Louis
V. Aronson, II, the Issuer's Chief Executive Officer and President, expressing the Reporting Persons' dissatisfaction with the Issuer's Board's continued failure to address the Issuer's poor financial performance and demanding the Board explain in writing the reasons behind its decision to sell Mr. Carl Dinger, II Common Stock at below market prices. The letter is filed as Exhibit 9 to this Amendment No. 11 to Schedule 13D and incorporated herein by reference.

Item 7 is amended to add the following:

Item 7.           Material to be Filed as Exhibits.

         9.       Letter  dated March 17, 2000 from Steel  Partners  II, L.P. to
                  Louis  V.  Aronson,   II,  the  Chief  Executive  Officer  and
                  President of the Issuer

-------------------------------                       --------------------------
CUSIP No.  776338 20 4                   13D          Page 5 of 9 Pages
-------------------------------                       --------------------------


                                   SIGNATURES
                                   ----------

                  After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:            March 20, 2000              STEEL PARTNERS II, L.P.

                                             By:      Steel Partners, L.L.C.
                                                      General Partner


                                             By: /s/ Warren G. Lichtenstein
                                                ------------------------------
                                                 Warren G. Lichtenstein
                                                 Chief Executive Officer

                                              /s/ Warren G. Lichtenstein
                                             ---------------------------------
                                             WARREN G. LICHTENSTEIN

-------------------------------                       --------------------------
CUSIP No.  776338 20 4                   13D          Page 6 of 9 Pages
-------------------------------                       --------------------------



                                  Exhibit Index

                                                                        Page
                                                                        ----

1.     Joint Filing Agreement (previously filed)                          -

2.     Letter dated August 14, 1998 from Steel Partners, to               -
       the Chief Executive Officer and Board of Directors of the Issuer (previously filed)

3.     Letter dated December 15, 1998 from Steel Partners                 -
       II, L.P. to the Chief Executive Officer and Board of
       Directors of the Issuer (previously filed)

4.     Letter dated December 23, 1998 from Steel Partners                 -
       II, L.P. to Louis V. Aronson, II, the Chief Executive
       Officer and President of the Issuer (previously filed)

5.     Text of Press Release issued by Steel Partners II,                 -
       L.P. on January 27, 1999 (previously filed)

6.     Letter dated May 13, 1999 from Steel Partners II,                  -
       L.P. to Louis V. Aronson, II, the Chief Executive
       Officer and President of the Issuer (previously filed)

7.     Letter dated June 10, 1999 from Steel Partners II,                 -
       L.P. to Louis V. Aronson, II, the Chief Executive
       Officer and President of the Issuer (previously filed)

8.     Letter dated June 30, 1999 from Steel Partners II,                 -
       L.P. to Louis V. Aronson, II, the Chief Executive
       Officer and President of the Issuer (previously filed)

9.     Letter dated March 17, 2000 from Steel Partners II,                7
       L.P. to Louis V. Aronson, II, the Chief Executive
       Officer and President of the Issuer

-------------------------------                       --------------------------
CUSIP No.  776338 20 4                   13D          Page 7 of 9 Pages
-------------------------------                       --------------------------


                             STEEL PARTNERS II, L.P.
                              150 EAST 52ND STREET
                                   21ST FLOOR
                               NEW YORK, NY 10022
                               ------------------
                               PHONE: 212-813-1500
                                FAX 212-813-2198




                                                              March 17, 2000

Mr. Louis V. Aronson, II
President and Chief Executive Officer
Ronson Corporation
Corporate Park III, Campus Drive
P.O. Box 6707
Somerset, New Jersey 08875-6707

Dear Mr. Aronson:

         As you know, Steel Partners II, L.P. ("Steel Partners") is the largest independent shareholder of Ronson, owning almost 10% of the outstanding common stock. Steel Partners has repeatedly criticized Ronson's management for the Company's inferior financial performance, as evidenced by Ronson's declining stock price during an unprecedented advance in all of the major stock market indices, and the Board's utter failure to address that poor performance. The Board's "hands-off" approach to management no doubt results from the fact that you selected its members and none have any genuine independence. Despite our requests that Ronson implement measures to reduce corporate waste and otherwise enhance value for Ronson's shareholders, you and Ronson's Board have ignored every proposal. Now we are aware of another egregious misuse of corporate assets sanctioned by the Board and borne out of its apparent intent to entrench both you and the Board further. Specifically, the sweetheart agreements with Mr. Carl Dinger, II, the sale of Ronson's common stock at below market prices, and the accompanying lock-up of Mr. Dinger's shares to vote

-------------------------------                       --------------------------
CUSIP No.  776338 20 4                   13D          Page 8 of 9 Pages
-------------------------------                       --------------------------


in accord with every recommendation made by the Board, all appear to be clear violations of the Board's fiduciary duty to its shareholders and a transparent waste of corporate assets.

         As publicly disclosed, Mr. Dinger will purchase 227,500 additional shares of Ronson stock at $2.50 per share, increasing his ownership to 11.99% of the outstanding common. The announced price is deceptive because it does not give effect to Mr. Dinger's sweetheart agreements, for which he is receiving $10,000 per month from Ronson -- $4,500 per month to "consult" and $5,500 per month to give Ronson a call option to purchase all of his common stock at $5.25 per share. It is entirely unclear why Ronson would sell stock at $2.50 per share and then purchase a call option at $5.25. In any event, it appears that Mr. Dinger could receive up to $363,000 from Ronson for that call option, which would effectively reduce his purchase price to about $0.90 per share. When the fees for his "consulting" work are added, Mr. Dinger is paying a mere $0.39 per share.

         In return for this sweetheart deal, Mr. Dinger has agreed to provide the Board his irrevocable proxy to vote his shares in any way the Board chooses. In other words, Ronson's Board has effectively acquired an additional 11.99% of the control of the Company by giving away stock at a fraction of its real value.

         As you know, the Board of Directors has an unyielding fiduciary duty to protect the interests of the corporation and to act in the best interests of shareholders. Those steps certainly were not taken here, and the failure to take those steps demonstrates conclusively that the Board was acting purely out of self-interest to entrench itself further. If the Board thought Ronson needed money, it should have made a rights offering to all shareholders.

-------------------------------                       --------------------------
CUSIP No.  776338 20 4                   13D          Page 9 of 9 Pages
-------------------------------                       --------------------------

         The Board's motivation for this transaction is transparent. You are the beneficial owner of almost 25% of the voting and outstanding common shares. You control the Board and make it bend to your will, having filled it with people so clearly partisan to you. You now have seen an opportunity to use corporate funds to buy 12% more control over the voting rights of the outstanding shares to ensure that your agenda, which includes a history of self-dealing, corporate waste and board member entrenchment, remains in place. As such, the Board's action appears to be a flagrant violation of its fiduciary duty to Ronson and its shareholders.

         Accordingly, we demand that the Board explain in writing why it pursued this transaction with Mr. Dinger; what, if any, efforts it took to value the transaction, including appraisals or contemplated auctions; and who else, if any, the Board approached beside Mr. Dinger to enter into such a transaction. Steel Partners reserves its right, among other things, to bring a derivative action to redress these violations.


                                        Very truly yours,

                                         /s/ Warren G. Lichtenstein
                                        ---------------------------
                                        Warren G. Lichtenstein
                                        Managing Member of the General Partner

cc:      Board of Directors
         Robert A. Aronson
         Erwin M. Gantz
         Gerard J. Quinnan
         Justin P. Walder
         Saul H. Weisman
         Albert G. Besser